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                            March 15, 2024

       Richard Correia
       President, Chief Financial Officer and Treasurer
       MoneyLion Inc.
       30 West 21st Street, 9th Floor
       New York, NY 10010

                                                        Re: MoneyLion Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 7, 2024
                                                            File No. 333-277732

       Dear Richard Correia:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       General

   1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended
December 31, 2023, which in turn incorporates by reference certain Part
                                                        III information from a
definitive proxy statement that you have not yet filed. Please be advised that we cannot
accelerate the effective date of your registration statement until you have amended your
Form 10-K to include the Part III information or have filed a definitive proxy
statement which includes such information. For guidance, please refer to
                                                        Question 123.01 of the
Securities Act Forms Compliance and Disclosure Interpretations.
   2. Please revise to provide descriptions of the public warrants and private placement warrants convertible
into the shares of your Class A common stock being registered as part of the secondary
offering.
 Richard Correia
FirstName
MoneyLionLastNameRichard Correia
            Inc.
Comapany
March      NameMoneyLion Inc.
       15, 2024
March2 15, 2024 Page 2
Page
FirstName LastName
3. With respect to the Class A common stock issuable upon exercise of the private placement warrants and public warrants, please revise to provide the selling security holder disclosure required by Item 507 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:      Byron B. Rooney